ENDEAVOUR SILVER CORP.
(the “Company”)

Management’s Discussion and Analysis
For the Six Months Ended June 30, 2006
(Restated)

CAUTION – FORWARD LOOKING STATEMENTS

We seek safe harbour.

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”. We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies. The Company expressly disclaims any obligation to update any forward-looking statements.

1.0           Preliminary Information

The Management’s Discussion and Analysis (“MD&A”) for second quarter ended June 30, 2006 has been restated to reflect the restatement of the interim unaudited consolidated financial statements for the six months ended June 30, 2006 as therein disclosed in Note 13. The interim unaudited consolidated financial statements of the Company for the second quarter ended June 30, 2006 have been amended and restated to include the recognition of income taxes attributable to earnings realized from the Company’s mining operations and a future income tax recovery. An income tax expense of $1,253,000 was recognized for the six month period ended June 30, 2006, which was off-set by an income tax recovery of $347,000 and minority interest was reduced to $895,000. Overall this increased net losses to $3,622,000 for the period (or a loss per share of $0.10) . On the balance sheet, the Company recognized an income tax payable of $1,253,000, and restated and reduced the future income tax liability to $2,074,000.

The following MD&A of Endeavour Silver Corp. (the “Company”) should be read in conjunction with the accompanying restated unaudited interim consolidated financial statements for the six months ended June 30, 2006 and the audited consolidated financial statements for the period ended December 31, 2005 and the audited consolidated financial statements for the year ended February 28, 2005, which are available at the SEDAR website at www.sedar.com.

In March 2005, the Company changed its fiscal year end from February 28 to December 31. During the transition year, the fiscal period is for the ten-month period from March 1, 2005 to December 31, 2005. For the six months ended June 30, 2006, the comparable prior period presented for its statements of operations and cash flows is for the six months ended May 31, 2005.

All financial information in this MD&A is prepared in accordance with Canadian generally accepted accounting principles (“CAD GAAP”), and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

All information contained in the MD&A is as of August 11, 2006 unless otherwise indicated.

Endeavour Silver Corp.	Page 1

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (Restated)
For the Six Months Ended June 30, 2006
(expressed in Canadian dollars unless otherwise noted)

1.1           Background

The Company is engaged in the evaluation, acquisition, exploration, development and exploitation of mineral properties. Historically, the business philosophy was to acquire and explore early-stage mineral prospects. In 2002, the Company was re-organized, a new management team was appointed, and the business strategy was revised to focus on acquiring advanced-stage silver mining properties in Mexico.

Management’s decision to focus the Company on silver in 2003 was based on the analysis that the silver price was about to enter into a secular bull market. Since late 2003, the average annual silver price has more than tripled, from US$4.88 per oz in 2003, to US $6.67 in 2004, to US$7.32 in 2005, to US$11.04 to date in 2006, including a peak of almost US $15 per oz in Q2 of fiscal 2006.

The Company historically financed its operating activities principally by the issuance of common shares. Since 2004, equity financings have facilitated the acquisition and development of the Guanacevi project, a high-grade silver mine and large ore process plant located in Durango, Mexico. With the consolidation of the Company’s 51% interest in the Guanacevi project on January 31, 2006, the Company may be able to finance some of its operating activities from production cash flow.

In May 2004, the Company signed formal option agreements to acquire up to a 100% interest in the producing Santa Cruz silver-gold mine, certain other mining concessions and the Guanacevi mineral processing plant (collectively, the “Guanacevi Project”) in Durango, Mexico. Terms of the agreement gave the Company the option to acquire a 51% interest in these operating assets by paying a total of US$3 million to the vendors and incurring US$1 million in mine exploration and development within one year. The balance of the 49% interest can be earned by paying a further US$4 million over the period to January 2008. To complete the acquisition of the initial 51% interest, payments totalling US$1 million had to be made by January 28, 2006. As at December 31, 2005, the Company had paid the vendors US$3 million and invested in excess of $10 million in property acquisitions, mine exploration and development and capital assets.

At January 28, 2006, the Company made payments totalling US$1 million thereby fully earning and vesting its 51% interests in the Guanacevi Project.

In July 2006, the Company acquired the remaining 49% interest in the processing plant through the acquisition of 100% of the shares of Metalurgica Guanacevi, S.A. de C.V. (“Metalurgica”) for US$2.2 million comprised of cash and units of the Company, subject to regulatory approval. The Company will pay US$437,774 in cash and will issue 671,557 units at a deemed price of US$2.66 (CAD$3.02) per unit, subject to regulatory approval. Each unit is comprised of one common share and one-quarter of a common share purchase warrant; each full warrant can be exercised to purchase one common share at an exercise price of CAD$3.70 within one year of the closing date of the acquisition.

1.2           Operating Performance

The Guanacevi Project

In the first 6 months of 2006, the Company focused on boosting ore production from the Porvenir Mine and silver production from the Guanacevi plant. As a result, Q1 silver production jumped 180% to 300,872 oz silver (compared to the last 3 months of 2005) and rose a further 16% to 350,087 oz silver in Q2, 2006 (compared to Q1, 2006). The following table of mine operations uses calendar quarters rather than financial quarters for comparison purposes of mine operations.

Endeavour Silver Corp.	Page 2

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (Restated)
For the Six Months Ended June 30, 2006
(expressed in Canadian dollars unless otherwise noted)

Comparative Table of Mine Operations

Period	Tonnes	Au(gpt)	Ag(gpt)	Au(oz)	Ag(oz)	Au(%)	Ag(%)

Q1, 2005	19,898	0.97	417	495	209,066	79.4	78.3

Q2, 2005	24,861	1.00	256	630	147,405	78.9	72.1

H1, 2005	44,759	0.99	328	1,125	356,471	79.1	74.9

Q1, 2006	24,805	0.95	479	605	300,872	79.5	77.4

Q2, 2006	27,585	1.18	492	858	350,087	82.2	80.3

H1, 2006	52,390	1.07	486	1,463	650,959	80.9	78.9

Q2, 2006: Q1,2006	+11%	+24%	+3%	+42%	+16%	+3%	+4%

Q2, 2006: Q2:2005	+11%	+18%	+92%	+36%	+138%	+4%	+11%

H1, 2006:H1, 2005	+17%	+8%	+48%	+30%	+83%	+2%	+5%

Note: The mine operating periods in this table do not reflect the financial operating periods of the Company due to the change of year-end to December 31, 2005 and the consolidation of statements effective February 1, 2006.

In the first quarter of 2006, the Company retained Range Consulting Group, LLC (“RCG”) to complete a review and/or update of mineral reserves and resources for the Porvenir Mine (North Porvenir and El Porvenir properties combined), Porvenir Dos and Deep Santa Cruz mineralized zones. Their technical report entitled “Mineral Resource and Reserve Estimate, Guanacevi Project, Durango, Mexico” (the “RCG Report”) and authored by A.E. Olson, MAusIMM, who is an independent Qualified Person under the definition by NI 43-101, was prepared in compliance with NI 43-101, to the best of the Company’s knowledge. The technical report increased proven and probable mineral reserves from nil in 2005 to 3,481,200 oz silver in 2006. Inferred mineral resources increased 178% from 3,839,000 oz silver in 2005 to 10,655,500 in 2006. Total silver reserves and resources now exceed 14 million oz in the Guanacevi Project, which should provide an estimated mine life of 7 years assuming 100% conversion of resources to reserves. The RCG Report is available at www.sedar.com.

For the six months ended June 30, 2006, the processing plant throughout was 52,390 dry tonnes (average 289 tpd) grading 486 gpt Ag and 1.07 gpt Au. Metal recoveries averaged 79.6% for silver and 81.0% for gold. The Company commenced a US$1.3 million refurbishment program in the Guanacevi plant during the first quarter of fiscal 2006, which is scheduled for completion in the fourth quarter of fiscal 2006. During the second quarter of fiscal 2006 work focused on design engineering, equipment purchase and transportation including the reconditioning of a 10 ½ ft x 12 ft ball mill.

Porvenir Mine

For the six months ended June 30, 2006, total output from the Porvenir Mine was 80,189 dry tonnes (average 443 tpd) grading 496 gpt Ag and 0.91 gpt Au, of which 33,901 tonnes were stockpiled at the ore processing plant for future processing as the plant continues to undergo upgrades.

In the RCG Report, mineral reserves were estimated by the manual method using the Company’s drill hole and underground sample data to March 15, 2006 as follows:

Endeavour Silver Corp.	Page 3

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (Restated)
For the Six Months Ended June 30, 2006
(expressed in Canadian dollars unless otherwise noted)

		Porvenir Mine Reserves
		Silver	Gold	Silver	Gold	Ag Equivalent
Classification	Tonnes	(gpt)	(gpt)	Oz	Oz	(gpt)	(oz)

Zone 1
Proven	18,403	426	0.64	252,100	379	470	278,251
Probable	26,293	425	0.63	359,300	533	468	396,077
Proven and Probable	44,696	425	0.63	611,400	912	468	674,328

Zones 2 and 3
Proven	75,793	645	0.93	1,571,700	2,266	701	1,707,660
Probable	63,386	637	0.92	1,298,100	1,875	692	1,410,600
Proven and Probable	139,179	641	0.93	2,869,800	4,141	697	3,118,260

All Zones Combined
Proven	94,196	602	0.87	1,823,800	2,645	656	1,985,911
Probable	89,679	575	0.83	1,657,400	2,408	627	1,806,677
Proven and Probable	183,875	589	0.85	3,481,200	5,053	642	3,792,588

Reserves were based on a US$7 silver price, a US$427 gold price, minimum mining width of 1.0 metre, mine extraction rate of 87%, mine dilution of 10% at 70 gpt silver, and cutoff grades of 404 gpt Ag for Zone 1 and 353 gpt Ag for Zones 2 and 3. Silver equivalents were calculated as silver oz plus gold oz multiplied by the equivalence ratio (69 for Zone 1 and 60 for Zones 2 and 3). The equivalence ratio was calculated as the silver recovery/gold recovery multiplied by the silver net smelter return/gold net smelter return. Net smelter return is the payable value minus the costs of freight, smelting, refining and royalties.

The mineral resources were in addition to the reserves and were estimated by the polygonal method using drill hole data that met the minimum geologic width and cutoff grade, as follows:

	Porvenir Mine Inferred Resources
		Silver	Gold	Silver	Gold	Ag Equivalent
Classification	Tonnes	(gpt)	(gpt)	Oz	Oz	(gpt)	(oz)

Zone 1	197,677	411	0.99	2,612,100	6,292	479	3,046,250
Zones 2 & 3	194,898	369	0.62	2,312,200	3,885	412	2,545,300
All Zones Combined	392,575	390	0.81	4,924,300	10,177	446	5,591,550

Santa Cruz Zone

Endeavour Silver Corp.	Page 4

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (Restated)
For the Six Months Ended June 30, 2006
(expressed in Canadian dollars unless otherwise noted)

During the first half of 2006, underground drilling continued from crosscuts on the lowest mine level #13 and additional mineralization was intersected in the Santa Cruz zone. Significant lead-zinc mineralization was intersected in some of the silver mineralized zones.

In the RCG Report, mineral resources for Santa Cruz were estimated by the polygonal method using drill hole data that met the minimum geologic width and cutoff grade as follows:

Santa Cruz Inferred Resources
		Silver	Gold	Silver	Gold	Ag Equivalent
Vein	Tonnes	(gpt)	(gpt)	Oz	Oz	(gpt)	(oz)
Shell A	18,879	653	0.59	396,400	358	689	418,240
Shell B	74,237	572	1.21	1,365,200	2,888	646	1,541,370
Shell C	46,916	542	1.07	817,500	1,614	607	915,950
Shell D	12,737	772	1.94	316,100	794	890	364,530
All Zones Combined	152,769	589	1.15	2,895,200	5,654	668	3,240,090

Resources were based on a minimum mining width of 1.0 m at a 200 gpt Ag cutoff grade without considering dilution or extraction rates. Silver equivalents were calculated as the ratio of a US$427 gold price and a US$7 silver price (1:61). Additional factors such as metal recoveries and net smelter returns will affect the silver equivalent calculation but are not yet known for the Santa Cruz zone.

The Santa Cruz mine was closed temporarily in 2005 to facilitate further underground drilling and expansion of the silver resources. Engineering and development work is also underway to develop a mine plan and to prepare the Santa Cruz zone for production in 2007.

Porvenir Dos Property

The Porvenir Dos property is located adjacent to and northwest of the Porvenir Mine, and covers more than 1 km of prospective strike length on the Santa Cruz vein. The property is the fourth discovery of high-grade mineralization on the Company’s Guanacevi Project.

In March 2006, the RCG Report provided resource estimates for Porvenir Dos which were estimated by the polygonal method using drill hole data that met the minimum geologic width and cutoff grade as follows:

Porvenir Dos Inferred Resources
		Silver	Gold	Silver	Gold	Ag Equivalent
Vein	Tonnes	(gpt)	(gpt)	Oz	Oz	(gpt)	(oz)

Santa Cruz	170,017	407	0.84	2,224,700	4,592	458	2,504,800
Conglomerate	40,115	474	0.73	611,300	942	519	668,760
All Zones Combined	210,132	420	0.82	2,836,000	5,534	477	3,173,560

Resources were based on a minimum mining width of 1.0 m at a 200 gpt Ag cutoff grade without considering dilution or extraction rates. Silver equivalents were calculated as the ratio of a US$427 gold price and a US$7 silver

Endeavour Silver Corp.	Page 8

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (Restated)
For the Six Months Ended June 30, 2006
(expressed in Canadian dollars unless otherwise noted)

price (1:61). Additional factors such as metal recoveries and net smelter returns will affect the silver equivalent calculation but are not yet known for the Porvenir Dos zone.

Other Matters

At January 28, 2006, the Company made payments totalling US$1 million thereby fully earning and vesting its 51% interests in the Guanacevi Project.

On February 7, 2006, the shares of the Company were listed for trading on the Toronto Stock Exchange; previously its shares were listed on the TSX Venture Exchange.

In March 2006, the Company entered into an agreement with Salman Partners Inc. to act as lead agent for a syndicate of agents, including BMO Nesbitt Burns Inc., Canaccord Capital Corporation and Dundee Securities Corporation, in a best efforts private placement offering of up to 5 million special warrants at $4.50 per special warrant for gross proceeds of up to $22.5 million. An over-subscription option allowed for up to an additional 2 million special warrants for additional proceeds of $9 million. On April 24, 2006, the Company closed the placement for 5.11 million special warrants, for gross proceeds of $22,995,000. Each special warrant was comprised of one common share and one-half of a share purchase warrant. Each whole share purchase warrant will be exercisable to purchase one common share at a price of $5.25 until October 24, 2007. For the private placement, the agents received a cash commission of 6% of the gross proceeds and broker warrants exercisable for common shares equal to 6% of the total special warrants placed. The broker warrants have the same terms as the warrants in the private placement. The 2,555,000 share purchase warrants from this private placement offering were listed and posted from trading on the Toronto Stock Exchange on May 23, 2006.

The remaining 1.89 million special warrants in the best efforts private placement offering received shareholder approval in June 2006. In July 2006, the Company issued 1,112,000 special warrants at $4.50 per special warrant for gross proceeds of $5 million. Each special warrant will, when exercised or deemed to be exercised, entitle the holder to acquire 1.1 common shares and 0.55 common share purchase warrant of the Company. Each full share purchase warrant will be exercisable to acquire one common share of the Company at $5.25 per share until October 24, 2007. On closing of the over-subscription, the Agents received a 6% cash commission totaling $300,240 as well as 66,720 agent special warrants. Each agent special warrant will, upon exercise or deemed exercise, convert into one agent warrant. Each agent warrant will be exercisable to acquire one common share at $5.25 per share until October 24, 2007.

In May 2006, the Company welcomed Mr. Geoff Handley as the newest member of its Board of Directors.

In July 2006, Minas Penoles S.A. de C.V. exercised its warrants for 1,000,000 common shares at $2.10 per share for total proceeds of $2.1 million, thereby having a registered ownership of 4.99% interest in the Company as at August 10, 2006.

In August 2006, the Company acquired an option to purchase a 100% interest in the Minas Nuevas properties, Chihuahua, Mexico, for US$3 million in cash payments over a 30 month period. The Company also acquired an option to purchase two additional properties in the same district for US$850,000 in cash payments over a 3 year period.

1.3           Selected Annual Information

Selected annual information for the Company for each of the three fiscal periods ended December 31, 2005, February 28, 2005 and February 29, 2004 are as follows:

Endeavour Silver Corp.	Page 6

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (Restated)
For the Six Months Ended June 30, 2006
(expressed in Canadian dollars unless otherwise noted)

	Ten Months Ended	Years Ended
	December 31,	February 28,	February 29,
(in $000s except per share amounts)	2005	2005	2004

Total revenues	$-	$-	$-

Loss before discontinued operations and extraordinary items:
(i) Total	$(5,669)	$(2,565)	$(779)
(ii) Basic per share	$(0.23)	$(0.15)	$(0.11)
(iii) Diluted per share	$(0.23)	$(0.15)	$(0.11)

Net loss:
(i) Total	$(5,669)	$(2,565)	$(779)
(ii) Basic per share	$(0.23)	$(0.15)	$(0.11)
(iii) Diluted per share	$(0.23)	$(0.15)	$(0.11)

Total assets (1)	$30,400	$11,246	$761
Total long-term liabilities (1)	$-	$-	$-
Dividends per share	$-	$-	$-

(1)	Total assets and long-term liabilities are as at December 31, 2005, February 28, 2005 and February 29, 2004.

Total assets and net losses increased significantly in recent fiscal periods relative to prior years given that in the period ended December 31, 2005 the Company invested $3,183,047 pursuant to option agreements related to its 51% interests in the mine, mining concessions and ore processing plant, raised gross proceeds of $14.4 million from brokered and non-brokered private placements with additional proceeds of about $7.2 million from the exercise of options and warrants, and increased its level of operations with the commensurate increases in expenses and net loss in fiscal 2005, and incurred losses from its option interests in the Guanacevi Project.

1.4           Results of Operations

Second Quarter Ended June 30, 2006 – Six months ended June 30, 2006 compared with six months ended May 31, 2005

In March 2005, the Company changed its fiscal year end from February 28 to December 31. During the transition year, the fiscal period was for the ten-month period from March 1, 2005 to December 31, 2005. For the six months ended June 30, 2006, the comparable prior period presented for its statements of operations and cash flows is for the six months ended May 31, 2005.

At January 28, 2006, the Company made payments totalling US$1 million thereby fully earning and vesting its 51% interests in the Guanacevi Project.

Select operating and financial data from the Company’s Guanacevi Project are as follows:

Endeavour Silver Corp.	Page 7

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (Restated)
For the Six Months Ended June 30, 2006
(expressed in Canadian dollars unless otherwise noted)

	June 30, 2006

Operating Data (From January 1, 2006 to June 30, 2006)

Guanacevi Project:
Silver production in ounces	650,959
Gold production in ounces	1,463

Mine Production:
Dry tonnes	80,189
Ag gpt	496
Au gpt	0.91
Stockpiles (tonnes)	33,901

Processing Plant:
Dry tonnes	52,390
Ag gpt	486
Au gpt	1.07
Recoveries for silver	79.6%
Recoveries for gold	81.0%

Financial Data (Consolidated from February 1, 2006 to June 30, 2006)	(in $000s	)

Revenues from mine operations	$7,745
Cost of mine operations	3,104
Amortization and depletion	1,412
Earnings from mine operations	$3,229

The Company realized earnings from mine operations of $3.2 million from its mining and milling operations from revenues of $7.7 million for the six months ended June 30, 2006. Most of the revenues were generated from the North Porvenir mine.

The Company incurred a consolidated net loss of $3.6 million for the six months ended June 30, 2006 of which $2.1 million in net loss was attributed to the second quarter. Stock-based compensation expense of $3.6 million contributed significantly to the loss and is due to the granting of stock options. General and administrative expenses increased to reflect the commensurate and ancillary activities related to exploration, mine development, mining and milling operations of the Company. Foreign exchange losses were attributed to the depreciation of the United States dollar and the Mexican pesos relative to the Canadian dollar, especially in the second quarter of fiscal 2006.

In the prior fiscal period, the Company had only a 51% option interest in the Guanacevi Project which became fully earned and vested on January 28, 2006.

Upgrades to the ore processing plant continue as mine production outpaced mill production, resulting in increased inventory of stockpiles.

To complete the initial acquisition of the Company’s 51% interests, the Company made payments totalling US$1 million on January 28, 2006 for the Minera Santa Cruz, the mining concessions and the Guanacevi processing plant. To earn the remaining 49% thereafter, payments of US$1.5 million must be made on January 28, 2007 and another US$1.5 million on January 28, 2008.

Endeavour Silver Corp.	Page 8

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (Restated)
For the Six Months Ended June 30, 2006
(expressed in Canadian dollars unless otherwise noted)

In July 2006, the Company acquired the remaining 49% interest in the processing plant through the acquisition of 100% of the shares of Metalurgica for US$2.2 million comprised of cash and units of the Company. The Company will pay US$437,774 in cash and will issue 671,557 units at a deemed price of US$2.66 (CAD$3.02) per unit, subject to regulatory approval.

1.5           Summary of Quarterly Results

The following table presents selected financial information of the Company for each of the last eight quarters ended June 30, 2006:

	Dec 31, 2006		Dec 31, 2005			Feb 28, 2005
(in $000s	Year End		Period End			Year End
except per share amounts)	June 30, 2006	Mar 31, 2006	Dec 31, 2005	Aug 31, 2005	May 31, 2005	Feb 28, 2005	Nov 30, 2004	Aug 31, 2004

Total revenues	$5,237	$2,586	$-	$-	$-	$-	$-	$-

Loss before discontinued
operations and
extraordinary items:
(i) Total	$(2,062)	$(1,929)	$(3,488)	$(1,024)	$(1,157)	$(649)	$(455)	$(403)
(ii) Basic per share	$(0.05)	$(0.06)	$(0.13)	$(0.05)	$(0.05)	$(0.04)	$(0.02)	$(0.02)
(iii) Diluted per share	$(0.05)	$(0.06)	$(0.13)	$(0.05)	$(0.05)	$(0.04)	$(0.02)	$(0.02)

Net loss:
(i) Total	$(2,062)	$(1,929)	$(3,488)	$(1,024)	$(1,157)	$(649)	$(455)	$(403)
(ii) Basic per share	$(0.05)	$(0.06)	$(0.13)	$(0.05)	$(0.05)	$(0.04)	$(0.02)	$(0.02)
(iii) Diluted per share	$(0.05)	$(0.06)	$(0.13)	$(0.05)	$(0.05)	$(0.04)	$(0.02)	$(0.02)

1.6           Liquidity and Capital Resources

The following table contains selected financial information of the Company’s liquidity:

(in $000s)	June 30, 2006	December 31, 2005	February 28, 2005

Cash and cash equivalents	$36,885	$18,561	$4,958
Working capital	$42,702	$18,957	$5,260

Pursuant to an agency agreement dated April 24, 2006 (the “Agency Agreement”) among Salman Partners Inc., BMO Nesbitt Burns Inc., Canaccord Capital Corporation and Dundee Securities Corporation (together, the “Agents”) and the Company, the Agents agreed to sell, on a best efforts basis, up to 5,000,000 Special Warrants at a price of $4.50 per Special Warrant. The Agents were also granted an over-subscription option to sell up to an additional 2,000,000 special warrants (the “Over-subscription Option”). Each Special Warrant converts into, for no additional consideration, one common share of the Company (a “Common Share”) and one-half of one warrant, with each whole warrant (a “Warrant”), being exercisable for one common share of the Company (a “Warrant Share”) for a period of 18 months from closing. On April 24, 2006, the Company closed with the Agents on the placement of 5,110,000 special warrants (the “Special Warrants”), generating gross proceeds to the Company of $22,995,000. This figure included 110,000 Special Warrants sold pursuant to the Over-subscription Option. The 5,110,000 Special Warrants were exercised and converted on May 15, 2006, pursuant to the Company’s prospectus dated effective May 15, 2006 (available on SEDAR at www.sedar.com under the heading “Final short form prospectus –English”). Each Warrant is exercisable into one Warrant Share at a price of $5.25 for a period of 18 months ending

Endeavour Silver Corp.	Page 9

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (Restated)
For the Six Months Ended June 30, 2006
(expressed in Canadian dollars unless otherwise noted)

October 24, 2007. On closing, the Agents received a 6% cash commission of $1,379,700 and 306,600 agent special warrants (the “Agents’ Special Warrants”). Each Agents’ Special Warrant, on their deemed exercise, converted into one agent warrant (an “Agent Warrant”). Each Agent Warrant is exercisable to acquire one common share at $5.25 per share until October 24, 2007 (an “Agent Warrant Share”). The Special Warrants were issued under and are governed by an indenture dated April 24, as amended May 10, 2006, (together the “Special Warrant Indenture”) between the Company and Computershare Trust Company of Canada (the “Warrant Agent”). The Warrants were issued under an indenture (the “Warrant Indenture”) dated April 24, 2006 between the Company and the Warrant Agent upon the exercise of the Special Warrants. The Warrants from this private placement offering were listed and posted for trading on the Toronto Stock Exchange on May 23, 2006.

The remaining 1.89 million special warrants in the best efforts private placement offering received shareholder approval in June 2006. In July 2006, the Company issued 1,112,000 special warrants at $4.50 per special warrant for gross proceeds of $5 million. Each special warrant will, when exercised or deemed to be exercised, entitle the holder to acquire 1.1 common shares and 0.55 common share purchase warrant of the Company. Each full share purchase warrant will be exercisable to acquire one common share of the Company at $5.25 per share until October 24, 2007. On closing of the over-subscription, the Agents received a 6% cash commission totaling $300,240 as well as 66,720 agent special warrants. Each agent special warrant will, upon exercise or deemed exercise, convert into one agent warrant. Each agent warrant will be exercisable to acquire one common share at $5.25 per share until October 24, 2007.

1.7           Capital Resources

Item 1.6 provides further details.

1.8           Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

1.9           Transactions with Related Parties

The Company entered into the following transactions with related parties:

(a)	Consulting fees of $75,000 paid to a company controlled by a director; and

(b)	Rent of $17,249 was incurred and paid to a company with certain common directors.

1.10         Second Quarter

Items 1.4 and 1.5 provide further details.

1.11          Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course or as herein disclosed, before the board of directors for consideration.

1.12          Critical Accounting Estimates

Endeavour Silver Corp.	Page 10

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (Restated)
For the Six Months Ended June 30, 2006
(expressed in Canadian dollars unless otherwise noted)

The preparation of financial statements requires the Company to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates relate to mineral properties.

Acquisition costs of mineral properties and exploration and development expenditures incurred thereto are capitalized and deferred. The costs related to a property from which there is production will be amortized using the unit-of-production method. Capitalized costs are written down to their estimated recoverable amount if the property is subsequently determined to be uneconomic. The amounts shown for mineral properties represent costs incurred to date, less recoveries and write-downs, and do not reflect present or future values.

1.13          Changes in Accounting Policies Including Initial Adoption

Variable interest entities:

Effective March 1, 2005, the Company adopted the Canadian Institute of Chartered Accountants Accounting Guideline 15, "Consolidation of Variable Interest Entities" ("AcG15") on a prospective basis. AcG15 prescribes the application of consolidation principles for entities that meet the definition of a variable interest entity (“VIE”). An enterprise holding other than a voting interest in a VIE could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary whereby it would absorb the majority of the VIE’s expected losses, receive the majority of its expected residual returns, or both. The adoption of this new standard had no effect on the consolidated financial statements as the Company does not have any VIE’s.

1.14          Financial Instruments and Other Instruments

There are no financial instruments or other instruments.

1.15          Other MD&A Requirements

1.15.1       Other MD&A Requirements

Additional information relating to the Company are as follows:

(a)	may be found on SEDAR at www.sedar.com;

(b)	may be found in the Company’s annual information form; and

(c)	is also provided in the Company’s unaudited interim consolidated financial statements for the six months ended June 30, 2006.

1.15.2       Additional Disclosure for Venture Issuers without Significant Revenue

Not applicable.

1.15.3       Outstanding Share Data

The Company’s authorized share capital is comprised of unlimited common shares without par value.

Endeavour Silver Corp.	Page 11

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (Restated)
For the Six Months Ended June 30, 2006
(expressed in Canadian dollars unless otherwise noted)

As at June 30, 2006, a total of 93,750 common shares are held in escrow, the release of which is subject to regulatory approval.

Changes in the Company’s share capital for the six months ended June 30, 2006 were as follows:

	Number
	of Shares	Amount
		(in $000s)

Balance, December 31, 2005	32,366,330	$39,706
Issued during the period:
For cash from private placement	5,110,000	21,333
For cash from exercise of share purchase options	213,000	721
For cash from exercise of warrants	1,318,866	3,395
Balance, June 30, 2006	39,008,196	$65,155

As at August 11, 2006, the Company had 40,045,196 common shares issued and outstanding.

At June 30, 2006, the Company had outstanding options to purchase an aggregate 3,810,900 common shares as follows:

	June 30, 2006
		Weighted
		average
	Number	exercise
	of Shares	price

Outstanding, beginning of period	2,223,900	$1.88
Granted	1,800,000	$2.85
Exercised	(213,000)	$1.99
Cancelled	-	-
Outstanding, end of period	3,810,900	$2.33

Options exercisable at period-end	3,810,900

At August 11, 2006, options for 3,803,900 shares remain outstanding.

At June 30, 2006, the Company had outstanding warrants to purchase an aggregate 7,050,734 common shares as follows:

Endeavour Silver Corp.	Page 12

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (Restated)
For the Six Months Ended June 30, 2006
(expressed in Canadian dollars unless otherwise noted)

Exercise		Oustanding at				Oustanding at
Prices	Expiry Dates	December 31, 2005	Issued	Exercised	Expired	June 30, 2006
$2.30	February 1, 2007	1,058,000	-	(583,000)	-	475,000
$2.10 /	July 22, 2006 /
$2.30	July 22, 2007	1,000,000	-	-	-	1,000,000
$2.90	October 5, 2007	3,450,000	-	(735,866)	-	2,714,134
$5.25	October 24, 2007	-	2,861,600	-	-	2,861,600
		5,508,000	2,861,600	(1,318,866)	-	7,050,734

At August 11, 2006, warrants for 6,020,734 shares remain outstanding.

At August 11, 2006, the Company had 1,112,000 special warrants issued and outstanding. Each special warrant will, when exercised or deemed to be exercised, entitle the holder to acquire 1.1 common shares and 0.55 common share purchase warrant of the Company. Each full share purchase warrant will be exercisable to acquire one common share of the Company at $5.25 per share until October 24, 2007. Also there are 66,720 agent special warrants issued and outstanding. Each agent special warrant will, upon exercise or deemed exercise, convert into one agent warrant. Each agent warrant will be exercisable to acquire one common share at $5.25 per share until October 24, 2007.

1.16          Outlook

The property acquisitions in Mexico coupled with cash and cash equivalents of $37 million and working capital of $42 million at June 30, 2006 have facilitated the Company’s goal to becoming a top tier primary silver producer. The special warrant offering of $28 million in equity financing in 2006 would significantly enhance the Company’s ability to seek more advanced properties for acquisition and to expand its operations on a more accelerated basis. These acquisitions and financings should allow the Company to expand its landholdings, silver reserves and resources and production. The Company has the financial resources for exploration drilling, underground development and production optimization.

1.17          Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Based upon the evaluation of the effectiveness of the disclosure controls and procedures regarding the Company’s unaudited interim consolidated financial statements for the six months ended June 30, 2006 and this MD&A, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures were effective to ensure that material information relating to the Company was made known to others within the Company particularly during the period in which this report and accounts were being prepared, and such controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under regulatory rules and securities laws is recorded, processed, summarized and reported, within the time periods specified. Management of the Company recognizes that any controls and procedures can only provide reasonable assurance, and not absolute assurance, of achieving the desired control

Endeavour Silver Corp.	Page 13

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (Restated)
For the Six Months Ended June 30, 2006
(expressed in Canadian dollars unless otherwise noted)

objectives, and management necessarily was required to apply its judgement in evaluating the cost-benefit relationship of possible controls and procedures.

Endeavour Silver Corp.	Page 14